                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A
                                  Amendment No.1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          CONSOLIDATED PICTURES CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  209783 10 9
                                 (CUSIP NUMBER)

                                   BECKY PACK
                             2789 North East Fifth St.
                             Pompano Beach, FL 33062
                                   (954) 592-1154
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 30, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|  NAMES  OF  REPORTING  PERSONS
       S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
       Becky Pack
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|2|  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  *       (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------
|3|  SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|  SOURCE  OF  FUNDS*
       N/A
--------------------------------------------------------------------------------
|5|  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
       REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                         [ ]
--------------------------------------------------------------------------------
|6|  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United  States
--------------------------------------------------------------------------------
                        |7|  SOLE  VOTING  POWER
NUMBER  OF                     0
SHARES                  --------------------------------------------------------
BENEFICIALLY            |8|  SHARED  VOTING  POWER
OWNED  BY  EACH                N/A
REPORTING               --------------------------------------------------------
PERSON  WITH            |9|  SOLE  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
|10|  SHARED  DISPOSITIVE  POWER
        N/A
--------------------------------------------------------------------------------
|11|  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        0
--------------------------------------------------------------------------------
|12|  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
        SHARES  *
        N/A
--------------------------------------------------------------------------------
|13|  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        0.0%
--------------------------------------------------------------------------------
|14|  TYPE  OF  REPORTING  PERSON  *
        IN
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ITEM 1.  Security and Issuer

This Schedule 13D relates to the Common Stock of Consolidated Pictures
Corp. (the "Company").  The principal executive office of the Company is located at  1100 NW 163rd Drive, North Miami Beach, FL 33169.

Item 2.  Identity and Background
         (a)  Name: Becky Pack
         (b)  Residence or business address: 2789 Northeast Fifth Street,
              Pompano Beach, Florida 33062
         (c)  Present principal occupation or employment: N/A
         (d)  Whether or not, during the last five years, such person has been convicted in a criminal proceeding: None.
         (e)  Whether or not, during the last five years, such  person was a party to a civil proceeding of a judicial or administrative  body of competent  jurisdiction  and as a result of such proceeding was or is  subject  to a  judgment,  decree or final  order  enjoining future violations  of, or  prohibiting  or  mandating  activities subject to,  federal  or state  securities  laws or  finding  any violation with respect to such laws: None
         (f)  Citizenship. US

ITEM  3.  Source of Amount of  Funds  or  Other  Compensation
Not Applicable
ITEM  4.  Purpose  of  Transaction
On November 30, 2004, Ms. Pack sold, in a private sale, to Mr. George Simpson, of
Santa Clarita, California, 1,450,300 shares of Consolidated Pictures Corp. Common
Stock for $156,666 or approximately $0.11 per share.
ITEM  5.  Interest  in  Securities  of  the  Issuer
As a result of the sale of all of Ms. Pack’s shares of Consolidated Pictures as described in Item 4, above, the reporting person ceased to be the beneficial owner of more than 5% of the outstanding common stock of Consolidated Pictures Corp.
common stock.

ITEM  6. Contracts, Arrangements, Understanding or Relationships with Respect to
Securities  of  the  Issuer
None.

ITEM  7.  Material  to  be  Filed  as  Exhibits
None.

                                    SIGNATURE

     After  reasonable  inquiry  and  to  the best of my knowledge and belief, I certify  that  the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2004                           By: /s/Becky Pack
                                                    ------------------------
                                                          Becky Pack